SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE	FIRM/AFFILIATE
NEW YORK 10036-6522 __________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com February 8, 2013	OFFICES __________ BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON __________ BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI

BY EDGAR AND EXPRESS MAIL

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, D.C 20549

Attention:     Sonia Gupta Barros, Esq.

                      Erin E. Martin, Esq.

SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Re:	iShares® Dow Jones-UBS Roll Select Commodity Index Trust

Registration Statement on Form S-1

Filed December 7, 2011

File No. 333-178376

Pre-Effective Amendment No. 2 to the above-referenced

Registration Statement

Filed February 8, 2013.

Ladies and Gentlemen:

On behalf of iShares® Dow Jones-UBS Roll Select Commodity Index Trust (the “Trust”), we hereby submit for filing pursuant to the Electronic Data Gathering, Analysis and Retrieval System, one copy of the Pre-Effective Amendment No. 2 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form S-1, which has been marked to show changes from Pre-Effective Amendment No. 1 to that Registration Statement, submitted on June 22, 2012.

This letter also responds on behalf of iShares® Delaware Trust Sponsor LLC (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in the staff’s letter dated July 19, 2012 (the “July 2012 Comment Letter”), which was received with respect to the Company’s above-referenced Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-178376.

Securities and Exchange Commission

February 8, 2013

For your convenience, we have set forth below the Staff’s comments in bold followed by the Company’s response thereto. Page numbers and section references indicate the location of our revisions contained in the prospectus (the “Prospectus”) for the Shares to be issued by the Trust. The Prospectus is part of Amendment No. 2 to Registration Statement, File No. 333-178376. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Prospectus.

The Company has reviewed this letter and has authorized us to make the representations contained herein on its behalf.

Prospectus

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Please see the revisions made to the Prospectus on its cover page and on page 2 of the summary section to add disclosure with respect to the expectation that the Trust will qualify as an “emerging growth company,” and the new Risk Factor entitled “The Trust

Securities and Exchange Commission

February 8, 2013

expects to qualify as an emerging growth company subject to reduced public company reporting requirements” added to pages 23-24.

2.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has not yet relied on new Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to communicate to qualified institutional buyers or institutional accredited investors and is not aware of any research reports published in reliance on Section 2(a)(3) of the Securities Act.

3.	We note your response to comment 2 in our letter dated January 3, 2012. Please include a summary risk factor on the cover page of your prospectus that indentifies the material risk associated with the Schedule K-1 and related tax treatment. Please include similar disclosure in the summary risk factors that appear on page 5.

Please see the language added as the last bullet point in the summary risk factors on the cover page and in the prospectus summary on page 7 of the Prospectus.

Cover Page of Prospectus

4.	We note your response to comment 3 in our letter dated January 3, 2012 and reissue that comment in part. Please clarify the amount of Index Futures and cash that will be paid by authorized participants in the purchase of future creation baskets.

The disclosure has been clarified in the cover page, the section entitled “Creations and Redemptions” in the summary of the Prospectus, on page 2, as well as in the section entitled “Creations of Baskets” on pages 54-55 of the Prospectus.

Prospectus Summary, page 1

5.	Please consider including an organizational chart in your summary that details the various service providers to the trust and the ownership relationship, if any, between such entities.

The Company has included a new risk factor entitled “The Trust’s ability to operate is dependent on the Sponsor, the Trustee and certain other key service providers and other parties” on pages 24-25 of the Prospectus, a portion of which is repeated under “Business

Securities and Exchange Commission

February 8, 2013

of the Trust” on page 49, which describes the relationship of those parties to the Trust and the Trust’s dependency on those parties, in addition to information relating to any common ownership among such parties.

Investment Objective, page 4

6.	Please explain to more detail why the shares constitute a “relatively cost-effective means of achieving investment exposure to the performance of the Index.”

The Company has revised these statements to provide simply that the Shares are an “alternative means” for investors to achieve investment exposure to the performance of the Index. Please see the corresponding revisions on pages 6 and 51 of the Prospectus.

Forward-Looking Statements, page 30

7.	We note your statement that you do not undertake any obligation to update or revise any forward-looking statements. Please revise your disclosure and confirm to us that you will update or revise your disclosure as required by law.

Please see the revisions made on page 34 of the Prospectus. The prior statement has been revised to read: “Except as required under Item 512 of Regulation S-K or other applicable securities laws, none of the Trust, the Sponsor, the Trustee, the Delaware Trustee, the Advisor or their respective affiliates is under any duty to update any forward-looking statements to conform the statements to actual results or to a change in the expectations or predictions of these persons.”

The Index, the DJ-UBS CI and the DJ-UBS Roll Select CI, page 33

8.	We note your response to comment 15 in our letter dated January 3, 2012 and we reissue it. Where you discuss formulas, please provide examples of how such formulas operate.

We will address this in a subsequent filing.

Historical Performance of the Index, page 42

9.	Please describe the “certain” assumptions that were made in performing the retrospective calculation. In addition, please note that we may have further comments once you include the graph.

The Company has decided not to include hypothetical historical performance information with respect to the Index. A graph and a table have been included that depict actual historical performance of the Index.

Securities and Exchange Commission

February 8, 2013

If you would like to discuss further any of the responses to your comments or any related issues, please do not hesitate to contact us.

Sincerely,

/s/ Andrew M. Faulkner
Andrew M. Faulkner